

April 7, 2011

Via Fax & U.S. Mail

Mr. Robert Stopanio
President and Principal Executive Officer
Scorpion Performance, Inc.
3000 SW 4th Avenue
Fort Lauderdale, FL 33315

> **Re:** **Scorpion Performance, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 31, 2010**
> **File No. 0-52859**

Dear Mr. Stopanio:

We have received your supplemental response letter dated April 5, 2011, and have the following additional comments. Please respond to confirm that such comments will be complied with in future filings. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the Year Ended December 31, 2009

Note 1-Summary of Significant Accounting Policies

Impairment, page F-10

1. We note that your supplemental response in your letter dated April 5, 2011 includes certain assumptions used in your impairment analysis. Based on our review of your response, we do not believe your response adequately addresses the concerns raised in our teleconference on March 22, 2011, and our previous comment number one in our letter dated February 4, 2011 as to why you do not believe that an impairment exists on your Ocala facility in light of the fact that the cost basis of the building exceeded the fair value at December 31, 2010. We note from your response that the resulting net discounted cash flow was $4.8 million, but it is not clear why you believe that the cost basis of the Ocala facility of $6.5 million will be recoverable in light of this discounted cash flow amount. Please clearly explain to us, why the assumptions used by management in the impairment analysis support the recovery of the $6.5 million Ocala facility asset.

As part of your response, considering that you have been experiencing net losses for an extended period of time, we would like additional explanations to support your assumptions for the significant improvement in financial results that were provided to us in your supplemental information.  At a minimum, please provide the following information:

- Provide us a detailed explanation of why you believe you will achieve a significant growth in revenue over the next few years.

- Provide us a detailed explanation of why total operating costs appear to be at significantly reduced amounts from those in the historical financial statements, especially in light of the projected revenue growth.

- Explain to us how actual results for the first quarter of 2011 compared to the projected amounts included in your analysis.  In addition, in your response letter dated March 8, 2011, you indicate that your revenue goals for 2010 were achieved.  Please provide us with a comparison of the revenue goals that were achieved in 2010 against projected goals for future years and the reasons for any significant differences.

- The reasons you believe that it is appropriate to use a seven year period in your analysis.

- A discussion of how you have assessed your ability and intent to hold onto this asset.

- The impact/consideration of the leased portion of the Ocala facility and the resulting cash flows to your analysis.

Note that your belief that the negative circumstances that were present for the two most recent years were cyclical or short-term in nature does not in itself warrant projecting improved revenues.  In the absence of factual evidence such as contracts or recent actual results that support your projections, we believe your assumptions should be revised to be aligned with historical patterns and contractual terms.

Assuming a satisfactory response that supports that an impairment charge is not necessary, please revise the notes to the financial statements and your MD&A section in the Form 10-K for the year ended December 31, 2010 to give robust disclosure supporting the significant assumptions used in the impairment analysis, and to discuss how you have the ability and intent to hold this asset.  Your revised disclosure should clearly state that the fair value of the asset is less than carrying value at December 31, 2010 and should explain how you specifically expect to recover the cost of the asset under ASC 360-10-35.  In addition, specifically disclose the fact that at each point you conduct an impairment analysis, actual results will be compared with your projections and assumptions, and to the extent actual results do not meet expectations, appropriate revisions will be made, and potential impairment charges may be recognized.  <u>Please provide us with your proposed or "draft" disclosure of what will be included in the notes to the financial statements in your 2010 Form 10-K</u>.

We may have further comment upon reviewing your response.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters.  Please contact the undersigned with any other questions at (202) 551-3750.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile:  Karen Rodgers
                (954) 779-3029